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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                           For the month of July, 2004
                         Commission File Number 0-50822



                       NORTHWESTERN MINERAL VENTURES INC.
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                 (Translation of Registrant's name into English)



         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
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                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                               -----                  -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     --------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                     No  X
                              -----                  -----



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         This Form 6-K consists of:


         Northwestern Mineral Ventures Inc. is pleased to announce that its Registration Statement on Form 20-F was declared effective by the U.S. Securities and Exchange Commission on July 1, 2004. The Company is now a reporting issuer in the United States, and intends to make an application to the National Association of Securities Dealers (NASD) for a quotation of its securities on NASDAQ's Over the Counter Bulletin Board (OTCBB). The Company's President and CEO, Kabir Ahmed, stated that "achieving a NASDAQ - OTCBB quotation will be a key part of Northwestern's strategy of accessing larger capital pools in the United States".




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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Northwestern Mineral Ventures Inc.




                                        By: /s/ Kabir Ahmed
                                            ---------------
                                            Kabir Ahmed
                                            President






Date: July 14, 2004